UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

(Name of Issuer)

Class A Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G0726L109

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0726L109	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. G0726L109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Avista Healthcare Public Acquisition Corp.

(b)	Address of Issuer’s principal executive offices

65 East 55th Street, 18th Floor, New York, New York 10022

Item 2.

(a)	Name of person filing

This Amendment No. 2 to the Schedule 13G filed on October 19, 2016, as amended, is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) with respect to the shares of Class A Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”), of Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (the “Issuer”).

BMCM, which was previously a beneficial owner of Ordinary Shares, also acts as investment manager to, and exercises investment discretion with respect to the securities directly owned by, certain private funds that previously owned Ordinary Shares.

The filing of this statement should not be construed as an admission that BMCM is, for the purpose of Section 13 of the Act, the beneficial owner of any Ordinary Shares.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

(c)	Citizenship

See Row 4 of the Cover Page.

(d)	Title of class of securities

Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP No.

G0726L109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. G0726L109	13G	Page 4 of 5 Pages

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G0726L109	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Eric M. Albert
Eric M. Albert, Chief Compliance Officer